                                                                                                                                                            P.O. Box 2600

                                                                                                                                                            Valley Forge, PA 19482-2600

                                                                                                                                                            610-669-4294

                                                                                                                                                            michael_drayo@vanguard.com

April 16, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Montgomery Funds; File No. 333-145624

Dear Mr. Sandoe,

The following responds to your comments of April 12, 2010, on the post-effective amendment to the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 4 that was filed on February 25, 2010, pursuant to Rule 485(a).

Comment 1:    Prospectus: Fees and Expenses – Shareholder Fees

Comment:         Delete the footnote to the fee table that describes the application of the redemption fee applicable to Vanguard Market Neutral Fund (the “Fund”). Form N-1A does not permit this information in the summary section.

Response:         Vanguard believes that the footnote to the fee table provides important and material information to investors about the Fund’s redemption fee. We believe that retaining this footnote could impact an investor’s investment decision.  For this reason, we will retain the footnote.

Comment 2:  Prospectus: Fees and Expenses – Annual Fund Operating Expenses

Comment:         Because the Fund uses a fulcrum fee, consider including a parenthetical after Management Expenses that indicates that such expenses fluctuate based on the Fund’s performance relative to a securities market index.

Response:         The Investment Adviser section of the prospectus discloses this concept (i.e., when the performance adjustment is positive, the Fund’s expenses increase; when it is negative, expenses decrease).  Management expenses could vary for reasons other than the fulcrum fee.  In addition, because the fees set forth in the fee table are based upon the Fund’s most recent fiscal year, all fees that are presented may vary from what an investor will actually experience. For these reasons, we do not intend to include a new parenthetical.

Comment 3:    Prospectus: Fund Summary – Annual Operating Expenses

Comment:          Indent each subcaption under Other Expenses.

Response:         We have modified the disclosure as requested.

Comment 4:    Prospectus: Fund Summary – Annual Operating Expenses

Comment:          Remove footnotes #1 and #2 that describe Dividend and Borrowing Expenses on Securities Sold Short, and footnote #3 that shows a restated Total Annual Operating Expense.  Form N-1A does not permit this information in the summary section.

Response:         Vanguard believes that footnotes #1 and #2 provide an important explanation of short sale expenses that investors may not normally be familiar with (i.e., dividend expenses on short sales and borrowing expenses on short sales).  We believe that footnote #3 provides important information to investors about what the Fund’s total annual operating expenses would be if short sale expenses were excluded.  For these reasons we intend to retain the footnotes.  We note that at least one other fund company has recently updated its registration statement and retained a footnote similar to #1 and #2 in their fee table.

Comment 5:    Prospectus: Fund Summary – Primary Investment Strategies

Comment:         Remove the text that lists the definitions of “market neutrality” that the Fund does not adhere to.  A negative strategy is not a principal strategy, and should not be included in the Primary Investment Strategies section of the prospectus.

Response:         We have modified the disclosure as requested.

Comment 6:    Prospectus: Fund Summary – Primary Investment Strategies

Comment:         Consider moving the second sentence of the last paragraph to the primary risk section of the prospectus. This sentence describes how the Fund is expected to perform if the market is performing strongly.

Response:         We have modified the disclosure as requested.

Comment 7:    Prospectus: Fund Summary – Annual Total Returns

Comment:         In the paragraph prior to the bar chart, either remove the footnote describing the performance of the Fund prior to when it was reorganized or increase the font size of the paragraph.

Response:         We have increased the font size of the paragraph as requested.

Comment 8:    Prospectus: Fund Summary – Annual Total Returns

Comment:         Remove the footnote following the performance table.

Response:         We have modified the disclosure as requested.

Comment 9:    Prospectus: Fund Summary – Tax Information

Comment:         Delete all text other than the first sentence, which states that the Fund’s distributions may be taxed as ordinary income or capital gain.

Response:         We believe that the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

Comment 10:  Prospectus – Financial Intermediary Compensation

Comment:         Please revise the heading of this section to reflect the requirements of Form N-1A.

Response:         We have revised the heading of this section as you suggested to read “Payments to Financial Intermediaries.”

Comment 11:  Statement of Additional Information (“SAI”)

Comment:         Include, in your 485(b) filing, the Board of Trustee leadership structure disclosure required by Securities Act Release 33-9089 (December 16, 2009).

Response:         We will include the required disclosure in the Fund’s 485(b) filing.

Comment 12:  Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-4294 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Michael Drayo

Associate Counsel